Filed by Novus Capital Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

Energy Vault to Present at the 24th Annual Needham Growth Conference

January 07, 2022 08:05 AM Eastern Standard Time

LUGANO, Switzerland & WESTLAKE VILLAGE, Calif.--(BUSINESS WIRE)--Energy Vault, Inc. (“Energy Vault”), the company developing sustainable, grid-scale energy storage solutions with its proprietary technology, today announced that CEO and Co-Founder, Robert Piconi, will present at the 24th Annual Needham Growth Conference. The presentation will take place on Thursday, January 13, 2022 at 5:00 pm ET. A webcast of the event will be available at https://wsw.com/webcast/needham116/register.aspx?conf=needham116&page=envl&url=https://wsw.com/webcast/needham116/envl/2261138.

Energy Vault has previously announced that it entered in a business combination agreement with Novus Capital Corporation II (NYSE: NXU, NXU.U, NXU WS), (“Novus”), a special purpose acquisition company (SPAC), pursuant to which Energy Vault will combine with Novus.

About Energy Vault

Energy Vault develops sustainable, grid-scale energy storage solutions designed to advance the transition to a carbon free, resilient power grid. Energy Vault’s mission is to accelerate the decarbonization of our economy through the development of sustainable and economical energy storage technologies. To achieve this, Energy Vault has designed the EVx and the Energy Vault Resiliency Center (EVRC) platforms, advanced gravity energy storage solutions that are intended to minimize environmental and supply chain risks. Energy Vault’s gravity-based solutions are based on the proven physics and mechanical engineering fundamentals of pumped hydroelectric energy storage, but replace water with custom-made composite blocks, or “mobile masses”, which do not lose storage capacity over time, and that can be made from low-cost and locally sourced materials, including local soil, mine tailings, coal combustion residuals (coal ash), and fiberglass from decommissioned wind turbine blades. Combining potential and kinetic energy cycles, Energy Vault’s systems are automated with advanced computer control and machine vision software to create a gravity energy-storage innovation designed to meet the market demand for storage duration from 2 to 12 hours. Energy Vault has offices in Westlake Village, California and Lugano, Switzerland, with the Switzerland office serving as Energy Vault’s international headquarters.

About Novus Capital Corporation II

Novus raised approximately $287.5 million in its February 2021 IPO and its securities are listed on the NYSE under the ticker symbols “NYSE: NXU, NXU.U, NXU WS.” Novus is a special purpose acquisition company organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. Novus Capital is led by Robert J. Laikin, Jeff Foster, Hersch Klaff, Larry Paulson, Heather Goodman, Ron Sznaider and Vince Donargo, who have significant hands-on experience helping high-tech companies optimize their existing and new growth initiatives by exploiting insights from rich data assets and intellectual property that already exist within most high-tech companies.

Forward-Looking Statements

Certain statements included in this press release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “designed,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, expectations and timing related to the rollout of Energy Vault’s business and timing of deployments, the proposed features and designs of the EVx and the Energy Vault Resiliency Center (EVRC) platforms, the availability of low-cost and locally sourced materials to produce “mobile masses,” customer growth and other business milestones, potential benefits of the proposed business combination and PIPE investment (the “Proposed Transactions”), and expectations related to the timing of the Proposed Transactions.

These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Energy Vault’s and Novus’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Energy Vault and Novus.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Novus or Energy Vault is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; risks relating to the uncertainty of the projected financial information with respect to Energy Vault; risks related to the rollout of Energy Vault’s business and the timing of expected business milestones; demand for renewable energy; ability to commercialize and sell its solution; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive technologies; ability to obtain sufficient supply of materials; the impact of Covid-19; global economic conditions; ability to meet installation schedules; the effects of competition on Energy Vault’s future business; the amount of redemption requests made by Novus’ public shareholders; and those factors discussed in the Registration Statement and in Novus’ Registration Statement on Form S-4 relating to the business combination under the caption “Risk Factors”, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 under the heading “Risk Factors,” and other documents of Novus filed, or to be filed, with the SEC.

Important Information About the Proposed Business Combination and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Novus and Energy Vault. Novus has filed a registration statement on Form S-4 with the SEC, which includes a preliminary proxy statement/prospectus of Novus, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. Investors and security holders of Novus are urged to read the proxy statement/prospectus, as well as any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety because they contain important information about Energy Vault, Novus and the business combination. The definitive proxy statement will be mailed to stockholders of Novus as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the registration statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Novus and its directors and executive officers may be deemed participants in the solicitation of proxies of Novus’ shareholders in connection with the proposed business combination. Energy Vault and its executive officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Novus’ executive officers and directors in the solicitation by reading Novus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, Quarterly Report on Form 10-Q for the six months ended June 30, 2021 and the proxy statement/prospectus and other relevant documents and other materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Novus’ participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Contacts

Investors
energyvaultIR@icrinc.com

Media
media@energyvault.com